New York Life Insurance Company
44 S. Broadway
White Plains, NY 10601
Tel: 914-846-3888
C: 914-960-4141 laura_bramson@newyorklife.com
Laura Molnar Bramson
Associate General Counsel

August 29, 2023

VIA EDGAR

Michael Rosenberg

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New York Life Insurance and Annuity Corporation (“NYLIAC”)
NYLIAC Variable Annuity Separate Account – III
Post-Effective Amendment to Form N-4 Registration Statement (File Nos. 811-08904 and 333-239752)

Dear Mr. Rosenberg:

I am providing responses to the comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that I received in a telephone conversation with you on August 9, 2023, in connection with the above-referenced post-effective amendment filed on July 27, 2023. For your convenience each of the comments is set forth below, followed by the response to the comment.

1.     Staff Comment:

Revise the Limits on Transfers section of the prospectus, to include the following limits on transfers, which are disclosed elsewhere in the prospectus: (i) the limits on the number of transfers allowed in a Policy Year from the Investments Divisions or the Fixed Account to the Index-linked Account; (ii) that a policyholder can only have 20 active Segments at one time in the Index-linked Account, and that a transfer that would cause a policyholder to exceed that limit will be rejected; (iii) that multiple transfers into the Index-linked Account on the same Business Day are counted as one transfer; (iv) transfers out of the Index-linked Account can take place only on a Segment Maturity Date; and (v) NYLIAC has the right to charge up to $30 per transfer if the policyholder transfers cash value between investment options more than 12 times a year.

Response: We have added this disclosure to the Limits on Transfers section.

2.     Staff Comment:

In the Limits on Transfers section, disclose whether transfers made pursuant to the Dollar Cost Averaging feature count toward limitations on frequent trading involving the Fixed Account.

Response: We have added disclosure that transfers made pursuant to the Dollar Cost Averaging feature do not count toward the limitations on frequent trading involving the Fixed Account.

3.     Staff Comment:

In the Limits on Transfers section, add a cross-reference to the FIXED ACCOUNT section’s description of restrictions on transfers involving the Fixed Account.

Response: Comment complied with.

4.     Staff Comment:

In the DESCRIPTION OF BENEFITS- Traditional Dollar Cost Averaging (available if you apply for your policy on or after November 13, 2023) section, add disclosure that there is no guarantee that using the Dollar Cost Averaging benefit will reduce investment risk or increase the return on an investment.

Response: Comment complied with.

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We appreciate your review of our responses to your comments. We intend to incorporate revisions noted and any other non-material changes in the Registration Statement by means of a post effective amendment filed pursuant to 485(b) under the Securities Act of 1933, on or about October 27, 2023. Prior to that, we expect to file a 485BXT delaying amendment.

If you have any comments or questions, please feel free to contact me at (914) 960-4141.

Sincerely,

/s/ Laura Molnar Bramson
Laura Bramson
Associate General Counsel